 CAPITOL FEDERAL FINANCIAL, INC.

NEWS RELEASE

FOR IMMEDIATE RELEASE

January 24, 2012

ANDERSEN RETIRES; ROBINSON ELECTED TO
CAPITOL FEDERAL FINANCIAL, INC. BOARD OF DIRECTORS

Topeka, KS –During its recent annual meeting held Tuesday, January 24, 2012, Capitol Federal Financial, Inc. (Nasdaq: CFFN) (the "Company") announced the retirement of longtime board member, B.B. Andersen, upon reaching the board's mandatory retirement age. Elected to fill the position left by Andersen is Reginald L. "Reggie" Robinson, Professor of Law at the Washburn University School of Law and Inaugural Director of the school's Center for Law and Government, Topeka. This same announcement also is effective for the Capitol Federal Savings Bank board of directors.

Before joining the Washburn University School of Law in 2010, Robinson served as President and Chief Executive Officer of the Kansas Board of Regents between 2002 and 2010. The Board governs the state's six universities, and coordinates those institutions, along with the state's 19 community colleges, six technical colleges, and its municipal university. From 1998 to 2002, he held dual positions at the University of Kansas, serving as Chief of Staff to the Chancellor and as a Visiting Associate Professor of Law. From 1993 to 1998, he held several senior positions with the United States Department of Justice. From 1988 to 1993, Robinson was an Associate Professor of Law at the University of Kansas.

Chairman Dicus remarked, "Mr. Robinson's strategic leadership in his service to the state's public higher education system, his strong legal and regulatory background and executive experience make him a valuable addition to the Capitol Federal Financial board."

Andersen was elected to the Capitol Federal board of directors on October 20, 1981. A native of South Dakota, he moved to Kansas in 1966. He attended Kansas State University, served in the United States Army and worked for various construction companies prior to forming his own company, B.B. Andersen Companies, Inc., in Topeka in 1970. He has enjoyed a life-long career in construction, development and management companies with activities in more than 14 states. Currently, he is involved in various real estate development projects in Colorado, Missouri and Mississippi.

"The Capitol Federal Financial, Inc. board of directors and Capitol Federal employees congratulate B.B. on his retirement," remarked Dicus, "and we extend our sincere appreciation to B.B. for his more than 30 years of service to the board. Well-respected by his fellow board members, shareholders and Capitol Federal employees, his leadership qualities, knowledge and acute perception proved invaluable to Capitol Federal Financial, Inc. His experience and excellent knowledge of the real estate and construction industries have been vital to the strength and growth of Capitol Federal. B.B. served during some of the strongest years of Capitol Federal growth, when the Bank grew from $1.5 billion in assets in 1981 to today's $9.4 billion, and while he may be retiring from the board, his legacy remains as a part of Capitol Federal's proud history."

Capitol Federal Financial, Inc. is the holding company for Capitol Federal Savings Bank which operates 45 branch offices in Kansas and Missouri. News and other information about the Company can be found on the Bank's website, www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com